UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 1, 2004
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

The following documents are being submitted herewith:

•	Press release dated November 2, 2004
•	2 Press releases dated November 15, 2004
•	Press release dated November 17, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 1, 2004	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

2

NEWS RELEASE

Enbridge to Present at the BMO Nesbitt Burns and Banc of America Conferences

CALGARY, Alberta, November 2, 2004 — Jim Schultz, President, Enbridge Gas Distribution, will be presenting at the BMO Nesbitt Burns 2004 Pipeline & Energy Utility Conference on Wednesday, November 10, 2004 at 11:15 a.m. Eastern Time.

Steve Wuori, Group Vice President & Chief Financial Officer, Enbridge Inc., will be presenting at the Banc of America 2004 Energy & Power Conference on Monday, November 15, 2004 at 3:10 p.m. Eastern Time.

To view the live webcast of these presentations, visit the Investor page of the Enbridge website: http://www.enbridge.com/investor/

When used at the conferences, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.

For further information, contact:

Colin Gruending
Enbridge Investor Relations
(403) 231-5919
Email: colin.gruending@enbridge.com

NEWS RELEASE

Enbridge Inc. to Redeem Series B and Series C Preferred Securities

CALGARY, Alberta, November 15, 2004 — Enbridge Inc. (TSX, NYSE: ENB) announced today its intention to redeem all 7,000,000 of its outstanding 7.60% Series B preferred securities, at a price of $25.00 each plus accrued interest of $0.3956 per security, and all 7,000,000 of its 8.00% Series C preferred securities, at a price of $25.00 each plus accrued interest of $0.4164 per security. The redemption date is December 15, 2004 for both the 7.60% Series B preferred securities (originally issued July 1999) and the 8.00% Series C preferred securities (originally issued September 1999).

As described in the final prospectus for each security, the redemption price is $25 per preferred security plus accrued and unpaid interest to the redemption date. As of the redemption date, interest will cease to accrue. The redemption price and accrued interest will be credited to the accounts of beneficial holders through their individual brokers. Beneficial holders may contact their individual brokers for additional information about payments.

The 7.60% Series B preferred securities and the 8.00% Series C preferred securities trade on the Toronto Stock Exchange under the symbols “ENB.PR.B” and “ENB.PR.C”, respectively.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Contacts:

Investment Community	Media
Colin Gruending	Jim Rennie
(403) 231-5919	(403) 231-3931
e-mail: colin.gruending@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE

Enbridge to Begin Work on Transportation Facilities for Surmont Oil Sands Project

CALGARY, Alberta, November 15, 2004 — Enbridge Inc. announced today it has entered into an interim agreement with ConocoPhillips Surmont Partnership, Total E&P Canada Ltd., and Devon ARL Corporation — the Surmont Shippers — under which Enbridge will undertake preliminary work for the construction of pipeline and related facilities required by the Surmont project. Those facilities could include one or more diluent lateral pipelines, a blended crude lateral pipeline, as well as blending and tank facilities at Enbridge’s proposed Cheecham Terminal on the Athabasca Pipeline.

The interim agreement allows work on the transportation facilities to proceed while Enbridge and the Surmont Shippers continue to negotiate transportation agreements.

The proposed new facilities will accommodate an initial contract volume of 50,000 barrels per day of blended crude associated with the initial phase of Surmont development, and for potential expansion of the contract to 220,000 barrels per day. The preliminary agreement will facilitate a planned in-service date of mid-2006.

Following completion of the transportation agreements, the Athabasca Pipeline will require capacity expansion from Cheecham to Enbridge’s mainline terminal at Hardisty, Alberta.

“This is the second major oil sands project for which we have announced an interim pipeline agreement this year,” said J. Richard Bird, Enbridge’s Group Vice President, Transportation North. “Our existing and planned pipeline facilities in the oil sands region, including a proposed new Waupisoo Pipeline to Edmonton, enable us to provide a range of attractive and flexible transportation alternatives to oil sands producers. We are continuing to focus on ensuring that both the regional pipeline infrastructure, and the capacity to access new downstream markets, are adequate to support the full potential of Alberta’s oil sands.”

Enbridge announced on September 20 a preliminary agreement with Nexen Inc. and OPTI Canada to provide pipeline transportation services to the Long Lake oil sands project, in the same region as the Surmont project. The Long Lake agreement calls for the construction of pipeline and tank facilities at a proposed new terminal on Enbridge’s Athabasca Pipeline, near Cheecham.

Enbridge’s Athabasca Pipeline, with ultimate capacity of 570,000 barrels per day, links its Athabasca Terminal, just south of the Suncor plant near Fort McMurray, to the company’s Hardisty Terminal in central Alberta. The pipeline serves Suncor and, via lateral pipelines, Petro-Canada and EnCana. The Athabasca Terminal has 1.5 million barrels of crude oil tankage capacity. The Hardisty Terminal has tank capacity of

1.6 million barrels, with an additional 4 million barrels of tankage capacity at the adjacent Hardisty Caverns facility, jointly owned by Enbridge and CCS Inc.

The Surmont Oil Sands Project is owned by ConocoPhillips, the operator (43.5 per cent), TOTAL (43.5 per cent) and Devon (13 per cent). The project is located approximately 60 km southeast of Fort McMurray, between the communities of Anzac and Janvier.

*   *   *

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge contacts

Investment Community	Media
Colin Gruending	Ian La Couvée
(403) 231-5919	(403) 231-5775
e-mail: colin.gruending@enbridge.com	e-mail: ian.lacouvee@enbridge.com

NEWS RELEASE

Enbridge acquires Shell’s natural gas pipeline systems in Gulf of Mexico, establishing new growth platform

CALGARY, Alberta, November 17, 2004 — Enbridge Inc. (TSX, NYSE: ENB) today announced that its wholly-owned U.S. subsidiary, Enbridge (U.S.) Inc., will acquire 100% of Shell Gas Transmission, LLC (SGT) from Shell US Gas & Power LLC (Shell) for US$613 million, plus associated working capital. SGT has ownership interests in 11 transmission and gathering pipelines in five major pipeline corridors that currently move approximately 3 bcf/d and transport approximately half of all deepwater natural gas production in the Gulf of Mexico. Closing of the purchase is anticipated to occur by year-end, subject to receipt of regulatory approvals and customary closing conditions.

“The SGT acquisition is an excellent one for Enbridge,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge. “It immediately establishes Enbridge as a major natural gas transporter in the Gulf — one of the key regions for continental supply growth and an area with significant potential for undiscovered natural gas reserves. It provides us with a new growth platform with good upside potential, and is financially and strategically attractive. The acquisition is consistent with our strategies of increasing our North American natural gas transmission assets, and of focusing on fee-based energy transportation and service infrastructure. We expect to fund the acquisition with existing liquidity and credit capacity, and we expect that it will be accretive to earnings by up to Cdn$0.14 per share in 2005.”

“This acquisition puts Enbridge close to significant deepwater gas prospects and positions us to capture a large portion of this incremental deep Gulf supply,” added Dan C. Tutcher, Enbridge Group Vice President, Transportation South. “We’ll also be well situated to transport potential volumes from LNG re-gasification facilities proposed in the Gulf. Overall, with their broad geographic footprint and proximity to recent discoveries and new exploratory plays, we anticipate these pipelines will continue to deliver solid performance and offer tremendous opportunities for organic growth. We’re fortunate to be adding members of SGT’s high-quality management team and staff to our Houston-based team, so that the commercial and operational oversight of these systems continues to bring Enbridge and its customers the value, reliability and growth anticipated.”

The systems included in this transaction have a combined landed capacity of approximately 4.7 bcf/d and comprise approximately 1,482 miles (2380 kilometres) of pipeline. The SGT system includes ownership in:

•	five natural gas transmission systems regulated by the Federal Energy Regulatory Commission and located in the Louisiana and Mississippi offshore waters of the Gulf of Mexico: these transmission systems include SGT’s ownership interests in the Stingray (50%), Garden Banks (80%), Nautilus (50%), Mississippi Canyon (100%) and Destin (33 1/3%) pipelines; and

•	six connected deepwater gathering systems including new lines and extensions currently under construction and scheduled to be in service in 2005 and 2006: these gathering systems are supported by dedicated reserves under existing life-of-lease contracts with major oil companies and large independent producers.

Enbridge will assume SGT’s role as commercial manager and field operator for most of the pipeline systems.

*   *   *

Enbridge will hold a conference call for all interested parties at 7 a.m. Mountain time (9 a.m. Eastern time) today to discuss the SGT acquisition. The call can be accessed at 1-877-295-2825 and will be webcast live at www.enbridge.com/investor. A replay will be available shortly thereafter at 1-800-408-3053 using the access code 3115228#.

*   *   *

A fact sheet and map of the SGT system is available at www.enbridge.com.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Enbridge
Media	Investment Community
Jim Rennie, Enbridge	Colin Gruending, Enbridge
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com